Exhibit 99.1

Rogers Communications Declares 50 Cents per Share Quarterly Dividend

January 3, 2023 payment date following December 9, 2022 record date

TORONTO, November 9, 2022 -- Rogers Communications Inc. (“Rogers”) announced that its Board of Directors declared a quarterly dividend totaling 50 cents per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares.

The declared quarterly dividend will be paid on January 3, 2023 to shareholders of record on December 9, 2022. Such quarterly dividends are only payable as and when declared by Rogers’ Board and there is no entitlement to any dividend prior thereto.

About Rogers Communications Inc:

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.comor http://investors.rogers.com.

For further information:

Investor Relations, 1-(844)-801-4792, investor.relations@rci.rogers.com